UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2009	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

Havant, UK — July 15, 2009 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the second quarter of its 2009 fiscal year, ending May 31, 2009:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI).

Our NSS products are primarily storage subsystems, which we provide to OEMs and our SI products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2008 fiscal year, sales to our top three customers, NetApp, Seagate Technology and Western Digital, accounted for 54%, 9% and 7% of our revenues, respectively. In the six months ended May 31, 2009, sales to NetApp and Dell accounted for 55% and 14% of our revenues, respectively. No other customer accounted for more than 10% of our revenues in the period. We had 46 customers which individually contributed more than $0.5 million to revenues in our 2008 fiscal year. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

Our NSS products consist primarily of HDD based storage subsystems. Our modular subsystem architecture enables us to support many segments within the networked storage market through our OEM customer base. Our revenues are primarily dependent on the worldwide storage systems market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base.

Our SI revenues are primarily derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components. We supply four main product lines in this segment: disk drive production test and qualification systems; media write systems; cleaning and contamination control equipment; and, automation and factory control technology. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

Over the last five fiscal years we have seen growth in demand for NSS products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address, the trend towards outsourcing and increased market share of our customers. Our revenues also increased in 2008 through the contribution of two significant new customers. Although we expect there to continue to be an underlying growth in demand for data storage, we would expect revenues over at least the current fiscal year to be impacted by the effects of upheaval in the financial markets on the macro-economic environment. In addition our NSS revenues will be impacted in particular by the contribution of these significant new customers and the fact that, commencing in 2009, we have agreed to enable our largest customer, NetApp, to source a proportion of the products we supply under licenses from an alternative supplier. This proportion is set at a maximum of 25% in our next two fiscal years, but will increase in later fiscal years.

Our SI revenues which are similarly impacted by increases in the amount of digitally stored information can also be specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. We saw a reduction in SI revenues in our 2008 fiscal year partly as a result of a reduction in the volume of disk drives shipped compared to expectations in the fourth calendar quarter. We believe this was also linked to the worsening macro economic environment and particularly the demand for personal computers. We expect SI revenues to continue to be significantly restricted in 2009 by the macro economic situation. We believe that the opportunity for growth in the longer term remains because we believe the demand for data storage capacity will continue to increase.

We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins.

As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. Our unit prices for NSS products have reduced in the last three fiscal years as volumes with our major customers have increased and prices are adjusted in line with the agreed price/volume matrix. Because this is related to volume growth, this has not resulted in a reduction in our revenues in those fiscal years and has also enabled reductions in component costs. With this exception, we have not seen an overall trend in our unit prices.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $77.0 million in our 2008 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar including a dramatic fall in the value of the U.K. pound of 19% in the twelve months ending May 31, 2009. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The recent rise in the value of the US dollar, if not reversed, is expected to reduce 2009 operating expenses by approximately $5 million, being approximately $18 million less a $12.9 million impact of forward contracts.

Cost reduction exercise

Following the changed economic environment in the final quarter of 2008 we have been reassessing our cost base in research and development and other areas. In first two quarters of our 2009 fiscal year we have undertaken a cost reduction exercise which is substantially complete and included an 11.1% reduction in our worldwide employee headcount, including a 17.7% reduction in our combined U.S. and U.K. employee headcount. The cost reduction activities have resulted in restructuring costs of $4.2 million and annual cost savings compared to the costs that would have been incurred without the cost reduction exercise, of approximately $31 million, of which approximately $12 million relates to cost of revenues and the remainder relates to other operating expenses.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components. The margins for our NSS products tend to be lower than the margins of our SI products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

Research and Development

Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. We expense research and development costs as they are incurred.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2008 fiscal year our research and development expenses related to over 50 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of the SBB compliant OneStor platform and a production test system designed specifically for 2.5 inch disk drives. Although we have reduced expenditure in 2009 as part of the cost reduction exercise, we intend to ensure that we continue to develop our technology base to support our customers and be able to take advantage of market improvements when they occur. We are committed to developing products based on advanced technologies and designs to support the opportunities for growth in both of our segments.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, IT costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. We would expect these expenses to continue to change approximately in line with our revenues.

Impairment of goodwill and long-lived assets

We recorded a $34.3 million non-cash impairment of our goodwill at November 30, 2008 representing the entire balance of goodwill on that date prior to the impairment. We are required by Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” to subject our goodwill to an annual impairment test. Our forecasts used in the impairment calculation took into account reduced demand from our customers as a result of the deteriorating macro economic environment in the fourth quarter and also incorporated the impact of an 81% fall in our share price in the fourth quarter of our 2008 fiscal year which resulted in a position where our market capitalization was significantly lower than our net asset value.

In addition we considered that the market conditions and share price were indicators of the potential impairment of other long lived assets at November 30, 2008. We therefore compared the undiscounted cash flows of our business segments to the carrying value of the related assets over the useful lives of those assets using the same cash flows and asset values as that used to assess the impairment of goodwill. We concluded that there was no impairment of our other long lived assets, being intangible assets with a book value of $11.2 million and property, plant and equipment with a book value of $47.2 million. We considered that the impairment indicators that were present at November 30, 2008 continued to exist at May 31, 2009 and we therefore performed a further impairment review of intangible and tangible long-lived assets. No impairment charge was required at May 31, 2009 as the forecasted undiscounted cash flows for each of the Company’s asset groupings exceeded the carrying value of the assets.

The cash flows on which this assessment is based are highly dependent on our forecasts which are subjective and we continue to experience uncertainty in the marketplace for our products. Until the market conditions improve we will continue to consider the potential for impairment at each quarter end. Were there to be a further deterioration in our business we may be required to record an impairment of our remaining long lived assets.

Equity—Share Capital

On January 14, 2008 we commenced a share buy-back program. We announced that we would purchase our common shares up to a value of $30 million. During the year ended November 30, 2008 we purchased 392,000 shares at a total value of $6.1 million. Following the change in global economic conditions it is unlikely that we will purchase any additional shares under this program over at least the next six months in order to conserve our cash balances.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations relating to SI and NSS products benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to SI products was granted in

2006 and ends in 2012. The beneficial tax status relating to NSS products was granted in February 2009 and will cover a period of ten years. The beneficial tax status for both SI and NSS products is subject to meeting certain requirements.

We have significant loss carryforwards in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. The impact of the global economic environment on our actual and forecast results when combined with our legal and tax structure resulted in the judgment of management that at November 30, 2008 the utilization of U.K deferred tax assets of $29.5 million was no longer probable and consequently included in provision for income taxes in our 2008 fiscal year was a valuation allowance against the book value of these assets at that date.

In the United Kingdom and the United States we benefit from research and development tax credits although benefitting from these credits in the U.K. is dependent on the reversal of the valuation allowance against the U.K. deferred tax asset.

As of November 30, 2008, we retained a deferred tax asset of $10.5 million related to loss carryforwards and other timing differences in the United States, including $2.6 million related to equity compensation expense, the realization of which is dependent on future share price movements.

Tax payments in our 2008 fiscal year amounted to $1.3 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. In our 2009 fiscal year, following the valuation allowance against the U.K. deferred tax asset, we anticipate that our tax expense will consist of U.S. current taxes.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended May 31,		Six Months Ended May 31,
	2009	2008	2009	2008
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	87.1	84.7	87.8	84.8
Gross profit	12.9	15.3	12.2	15.2
Operating expenses:
Research and development	9.0	8.1	9.6	8.5
Selling, general and administrative	7.6	5.9	7.6	6.3
Amortization of intangible assets	0.5	0.4	0.5	0.5
Restructuring costs	0.6	0.0	1.1	0.0
Operating income (loss)	(4.8)	0.9	(6.6)	(0.1)
Net income (loss)	(5.0)	0.8	(6.8)	0.0

Segment gross profit as a percentage of segment revenues:
Networked Storage Solutions	12.7	14.0	12.0	14.3
Storage Infrastructure	18.0	24.9	16.3	22.1

Three Months Ended May 31, 2009 Compared to the three Months Ended May 31, 2008

The following is a tabular presentation of our results of operations for the three months ended May 31, 2009 compared to the three months ended May 31, 2008. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended		Increase/(Decrease)
	May 31, 2009	May 31, 2008	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$184,257	$232,594	$(48,337)	(20.8)%
Storage Infrastructure	10,482	33,861	(23,379)	(69.0)
Total revenues	194,739	266,455	(71,716)	(26.9)
Cost of revenues	169,540	225,736	(56,196)	(24.9)
Gross profit:
Networked Storage Solutions	23,469	32,632	(9,163)	(28.1)
Storage Infrastructure	1,892	8,420	(6,528)	(77.5)
Non cash equity compensation	(162)	(333)	(171)	—
Total gross profit	25,199	40,719	(15,520)	(38.1)
Operating expenses:
Research and development	17,512	21,613	(4,101)	(19.0)
Selling, general and administrative	14,833	15,673	(840)	(5.4)
Amortization of intangible assets	1,011	1,158	(147)	—
Restructuring costs	1,099	—	1,099	—
Operating income (loss)	(9,256)	2,275	(11,531)	—
Interest income, net	25	368	(343)	—
Provision for income taxes	412	399	13	—
Net income (loss)	(9,643)	$2,244	$(11,887)	—

Revenues

The 26.9% decrease in our revenues in the three months ended May 31, 2009 compared to the three months ended May 31, 2008 was attributable to decreased sales of our NSS and SI products.

Revenues from sales of our NSS products decreased by $48.3 million, or 20.8%. This was primarily due to our largest customer sourcing up to 25% of its products from an alternative supplier, as described in the overview. This was offset by the contribution of an additional $24.0 million revenue from two significant new customers. Due to the global economic situation there remains significant uncertainty in customer demand and we expect revenue from NSS products to decline in the 2009 fiscal year.

Revenues from sales of our SI products decreased by $23.4 million, or 69.0%. This comprised a reduction in sales across our product groups including $12.7 million for automation and factory control products, $7.7m for production test and qualification systems and $3.0 million for media writing products. We believe this reduction in demand reflects lower demand for disk drives related to the economic downturn. As described in the overview, our revenues from our SI products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and in gross profit in the three months ended May 31, 2009 compared to the three months ended May 31, 2008 was primarily due to lower NSS and SI revenues. As a percentage of revenues, our gross profit was 12.9% for the three months ended May 31, 2009 compared to 15.3% for the three months ended May 31, 2008. This change was primarily attributable to a decrease in NSS gross margins.

The gross margin for our NSS products decreased to 12.7% in the three months ended May 31, 2009 from 14.0% in the three months ended May 31, 2008. Of this decrease approximately 0.9% is the result of higher fixed labor and overhead costs compared to lower revenues. The remaining decrease results from a number of changes to product mix including a reduced proportion of products incorporating RAID technology.

The gross margin for SI products decreased to 18.0% in the three months ended May 31, 2009, from 24.9% in the three months ended May 31, 2008 primarily as a result of fixed labor and overhead costs relative to lower revenues.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.2 million for the three months ended May 31, 2009 and $0.3 million for the three months ended May 31, 2008. See Note 13 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The 19.0% decrease in research and development expense in the three months ended May 31, 2009 compared to the three months ended May 31, 2008 resulted from the initial impact of the cost reduction exercise and represented a 22.9% decrease from the three months ended November 30, 2008.

Selling, General and Administrative

The $0.8 million decrease in our selling, general and administrative expense in the three months ended May 31, 2009 compared to the three months ended May 31, 2008 also reflects the initial impact of the cost reduction exercise and represents a 12.5% decrease from the three months ended November 30, 2008. This cost reduction is offset by an increase in allowance for doubtful accounts receivable of $1.2m.

Restructuring costs

The $1.1 million of restructuring costs result from the cost reduction exercise described in the overview and relate to employee reductions.

Interest Income, Net

We recorded net interest income of approximately zero in the three months ended May 31, 2009 compared with $0.4 million in the three months ended May 31, 2008. This resulted primarily from a decrease in interest rates.

Provision for Income Taxes

As described in the overview income tax expense in the three months ended May 31, 2009 and for the three months ended May 31, 2008 relates to estimated U.S. income.

Net Income (Loss)

The most significant contributors towards the recording of a net loss of $9.6 million for the three months ended May 31, 2009 compared to the net income of $2.2 million for the three months ended May 31, 2008 were the reduction in SI and NSS revenues which is explained above.

Six Months Ended May 31, 2009 Compared to the six Months Ended May 31, 2008

The following is a tabular presentation of our results of operations for the six months ended May 31, 2009 compared to the six months ended May 31, 2008. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended		Increase/(Decrease)
	May 31, 2009	May 31, 2008	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$349,982	$420,370	$(70,388)	(16.7)%
Storage Infrastructure	28,642	63,139	(34,497)	(54.6)
Total revenues	378,624	483,509	(104,885)	(21.7)
Cost of revenues	332,533	410,019	(77,486)	(18.9)
Gross profit:
Networked Storage Solutions	41,858	60,231	(18,373)	(30.5)
Storage Infrastructure	4,660	13,946	(9,286)	(66.6)
Non cash equity compensation	(427)	(687)	(260)	—
Total gross profit	46,091	73,490	(27,399)	(37.3)
Operating expenses:
Research and development	36,259	40,892	(4,633)	(11.3)
Selling, general and administrative	28,660	30,652	(1,992)	(6.5)
Amortization of intangible assets	1,977	2,537	(560)	—
Restructuring costs	4,215	—	4,215	—
Operating loss	(25,020)	(591)	(24,429)	—
Interest income, net	85	1,267	(1,182)	—
Provision for income taxes	836	651	185	—
Net income (loss)	(25,771)	25	$(25,796)	—

Revenues

The 21.7% decrease in our revenues in the six months ended May 31, 2009 compared to the six months ended May 31, 2008 was attributable to decreased sales of our NSS and SI products.

Revenues from sales of our NSS products decreased by $70.4 million, or 16.7%. This was primarily due to our largest customer sourcing up to 25% of its products from an alternative supplier, as described in the overview. This was offset by the contribution of an additional $48 million revenue from two significant new customers. Due to the global economic situation there remains significant uncertainty in customer demand and we expect revenue from NSS products to decline in the 2009 fiscal year.

Revenues from sales of our SI products decreased by $34.5 million, or 54.6%. This comprised a reduction in sales across our product groups including $19.4 million for automation and factory control products, $8.1 million for media writing products and a $7.1m for production test and qualification systems. We believe this reduction in demand reflects lower demand for disk drives related to the economic downturn. As described in the overview, our revenues from our SI products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and in gross profit in the six months ended May 31, 2009 compared to the six months ended May 31, 2008 was primarily due to lower NSS and SI revenues. As a percentage of revenues, our gross profit was 12.2% for the six months ended May 31, 2009 compared to 15.2% for the six months ended May 31, 2008. This change was primarily attributable to a decrease in NSS gross margins.

The gross margin for our NSS products decreased to 12.0% in the six months ended May 31, 2009 from 14.3% in the six months ended May 31, 2008. Of this decrease, approximately 1.2% is the result of higher fixed labor and overhead costs compared to lower revenues. The remaining decrease results from a number of changes to product mix including a reduced proportion of products incorporating RAID technology.

The gross margin for SI products decreased to 16.3% in the six months ended May 31, 2009, from 22.1% in the six months ended May 31, 2008 primarily as a result of fixed labor and overhead costs relative to lower revenues.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.4 million for the six months ended May 31, 2009 and $0.7 million for the six months ended May 31, 2008. See Note 13 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The 11.3% decrease in research and development expense in the six months ended May 31, 2009 compared to the six months ended May 31, 2008 resulted from the initial impact of the cost reduction exercise.

Selling, General and Administrative

The $2.0 million decrease in our selling, general and administrative expense in the six months ended May 31, 2009 compared to the six months ended May 31, 2008 also reflects the initial impact of the cost reduction exercise offset by an increase in allowance for doubtful accounts receivable of $1.2m.

Amortization of Intangible Assets

The $0.6 million decrease in amortization of intangible assets in the six months ended May 31, 2009 compared to the six months ended May 31, 2008 primarily resulted from intangible assets acquired as a result of the acquisition of ZT Automation in our 2004 fiscal year becoming fully amortized.

Restructuring costs

The $4.2 million of restructuring costs relate to the cost reduction exercise described in the overview and comprises $3.2 million related to employee reductions and $1.0 million related to lease terminations.

Interest Income, Net

We recorded net interest income of $0.1 million in the six months ended May 31, 2009 compared with $1.3 million in the six months ended May 31, 2008. This resulted primarily from a decrease in interest rates.

Provision for Income Taxes

As described in the overview income tax expense in the six months ended May 31, 2009 relates to estimated U.S. income. Income tax expense in the six months ended May 31, 2008 also included an exchange adjustment of $544 relating to the U.K. deferred tax asset.

Net Income (Loss)

The most significant contributors towards the recording of a net loss of $25.8 million for the six months ended May 31, 2009 compared to zero net income for the six months ended May 31, 2008 were the reduction in SI and NSS revenues and the restructuring costs, each of which is explained above.

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations. We also have available bank facilities from HSBC.

Cash flows

Net cash provided by operating activities was $9.2 million for the six months ended May 31, 2009 compared to net cash used in operating activities of $2.4 million for the six months ended May 31, 2008.

Cash provided by operating activities of $9.2 million for the six months ended May 31, 2009 resulted primarily from a reduction in working capital related to the reduction in revenues. This included a decrease in inventory and accounts receivable of $26.0 million and $37.8 million respectively offset by a decrease in accounts payable of $35.5 million and a decrease in deferred revenues of $3.5 million. These positive effects on cashflow were partially offset by the net loss of $25.8 million after excluding net non-cash charges totaling $13.6 million. Deferred revenue primarily represents advance payments from customers for Storage Infrastructure products and varies with the level of orders on hand for these products.

Cash used in operating activities of $2.4 million for the six months ended May 31, 2008 resulted primarily from the increases in inventory and accounts receivable of $48.7 million and $22.9 million respectively. The increase in inventory primarily related to a build up of inventory to mitigate the risks associated with the migration to our new “ERP” system. The increase in accounts receivable related primarily from the timing of revenues in our second fiscal quarter being weighted towards the end of the quarter. In addition a decrease in deferred revenues of $5.2 million, relating to a decrease in orders on hand for automation equipment, contributed to the cash used in operating activities. These negative effects on cashflow were partially offset by an increase in accounts payable of $60.8 million and the $13.8 million impact of net income after excluding non-cash charges. The increase in accounts payable primarily related to the timing of revenues and increase in inventories in our second quarter being weighted towards the end of the quarter.

Net cash used in investing activities was $10.1 million for the six months ended May 31, 2009 compared to $11.6 million for the six months ended May 31, 2008 all relating to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues. We increased our capital expenditure in 2008 to support the expansion of activity in Malaysia. Following the change in the economic environment we would expect our capital expenditure to be significantly lower in our 2009 fiscal year. We are however continuing to expand our facilities in Malaysia which required additional expenditure of approximately $3.4 million in our 2009 fiscal year to complete the building expansion. We currently have no material commitments for capital expenditures.

Net cash provided by our financing activities was $0.1 million in the six months ended May 31, 2009 compared to net cash used in our financing activities of $2.1 million in the six months ended May 31, 2008.

Net cash used in financing activities for the six months ended May 31, 2008 comprised of $3.1 million for the repurchase of shares under our share buy-back program as described in the overview partially offset by $1.0 million proceeds from the exercise of employee share options.

Liquidity

As of May 31, 2009, our principal sources of liquidity consisted of cash and cash equivalents of $27.2 million and our multi-currency credit facilities with HSBC. The facilities include a revolving line of credit which expires in October 2011, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 2.5% and 3.0% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $25.0 million and bears interest at a rate equal to 3% above LIBOR. As of May 31, 2009, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make or alliances we have entered or might enter into. The current economic environment has increased the risk that we will not be able to generate profits in the short term. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. However, we cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all and in particular if we incur significant losses our ability to utilize the HSBC facilities may be limited.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on form 20-F as filed with the Securities and Exchange Commission on February 18, 2009. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncements

On December 1, 2007, the Company adopted Financial Accounting Standard No. 157 (“FAS 157”), “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of FAS 157 did not give rise to any adjustments to the consolidated financial statements. In February 2008, the FASB issued FASB Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 permits a one-year deferral in applying the measurement provisions of FAS 157 to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). FSP 157-2 was adopted on December 1, 2008 and did not give rise to any adjustments to the consolidated financial statements.

In December 2007, the FASB issued FAS No. 141 (Revised 2007), “Business Combinations”. FAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, FAS 141R requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. FAS 141R is effective for our business combinations for which the acquisition date is on or after December 1, 2009.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS No. 107-1 and APB No. 28-1”). FSP FAS No. 107-1 and APB No. 28-1 require disclosures about the fair value of financial instruments for annual and interim reporting periods of publicly traded companies. FSP FAS No. 107-1 and APB No. 28-1 are effective in reporting periods ending after June 15, 2009, and is required to be adopted by Xyratex beginning in the third quarter of our 2009 fiscal year. We do not expect the adoption of this FSP to have any impact on our consolidated financial statements.

In April 2009, the FASB issued FSP 157-4 Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly (“FSP 157-4”), which provides additional guidance on measuring the fair value of financial instruments when markets become inactive and quoted prices may reflect distressed transactions. The provisions of FSP 157-4 are effective for Xyratex in the third quarter of our 2009 fiscal year. We do not expect the adoption of this FSP to have any impact on our consolidated financial statements.

In May 2009, the FASB issued FAS No. 165, “Subsequent Events” (“FAS 165”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. FAS 165 is effective for interim or fiscal periods ending after June 15, 2009, and is required to be adopted by Xyratex in the third quarter of our 2009 fiscal year. We are currently evaluating the impact of the adoption of FAS 165 but do not expect the adoption to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued FAS No. 166, “Accounting for Transfers of Financial Assets, an amendment to FAS 140” (“FAS 166”). The purpose of FAS 167 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement is effective for Xyratex for transfers occurring on or after 1 December 2009. We are currently evaluating the impact of the adoption of FAS 166 but do not expect the adoption to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued FAS No. 167, “Consolidation of Variable Interest Entities an amendment to FIN 46R” (“FAS 167”), FAS 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This Statement is effective for interim and annual periods beginning after November 15, 2009. We are currently evaluating the impact of the adoption of FAS 167 but do not expect the adoption to have a material impact on our consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2009	2008
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$27,223	$28,013
Accounts receivable, net	103,066	140,879
Inventories	102,148	128,183
Prepaid expenses	2,690	2,746
Deferred income taxes	1,000	1,000
Other current assets	2,590	4,430
Total current assets	238,717	305,251
Property, plant and equipment, net	48,122	47,229
Intangible assets, net	9,185	11,162
Deferred income taxes	8,709	9,545
Total assets	$304,733	$373,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$75,818	$111,295
Employee compensation and benefits payable	7,904	9,745
Deferred revenue	4,927	8,386
Income taxes payable	2,612	2,573
Foreign currency contracts	2,310	13,266
Other accrued liabilities	10,870	14,333
Total current liabilities	104,441	159,598
Long-term liabilities	—	—
Total liabilities	104,441	159,598

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,459 and 29,146 issued and outstanding	294	291
Additional paid-in capital	367,788	366,067
Accumulated other comprehensive loss	(2,853)	(13,603)
Accumulated deficit	(164,937)	(139,166)
Total shareholders’ equity	200,292	213,589
Total liabilities and shareholders’ equity	$304,733	$373,187

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2009	2008	2009	2008
	(US dollars in thousands, except per share amounts)

Revenues	$194,739	$266,455	$378,624	$483,509
Cost of revenues	169,540	225,736	332,533	410,019
Gross profit	25,199	40,719	46,091	73,490

Operating expenses:
Research and development	17,512	21,613	36,259	40,892
Selling, general and administrative	14,833	15,673	28,660	30,652
Amortization of intangible assets	1,011	1,158	1,977	2,537
Restructuring costs	1,099	—	4,215	—
Total operating expenses	34,455	38,444	71,111	74,081
Operating income (loss)	(9,256)	2,275	(25,020)	(591)
Interest income, net	25	368	85	1,267
Income (loss) before income taxes	(9,231)	2,643	(24,935)	676
Provision for income taxes	412	399	836	651
Net income (loss)	$(9,643)	$2,244	$(25,771)	$25

Net earnings (loss) per share:
Basic	$(0.33)	$0.08	$(0.88)	$0.00
Diluted	$(0.33)	$0.07	$(0.88)	$0.00

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,462	29,242	29,349	29,184
Diluted	29,462	30,039	29,349	29,893

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid-in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total

Balances as of November 30, 2007	29,117	$291	$356,268	$(85,145)	$1,847	$273,261
Issuance of common shares	324	5	1,005			1,010
Non-cash equity compensation			4,176			4,176
Repurchases of common shares	(202)	(2)		(3,101)		(3,103)
Components of comprehensive loss, net of tax:
Net income				25
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(1,559)
Total comprehensive loss						(1,534)
Balances as of May 31, 2008	29,239	$294	$361,449	$(88,221)	$288	$273,810

					Accumulated
	Number of		Additional		other
	Common		paid-in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total

Balances as of November 30, 2008	29,146	$291	$366,067	$(139,166)	$(13,603)	$213,589
Issuance of common shares	313	3	84			87
Non-cash equity compensation			2,472			2,472
Tax on equity compensation			(835)			(835)
Components of comprehensive loss, net of tax:
Net loss				(25,771)
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					10,750
Total comprehensive loss						(15,021)
Balances as of May 31, 2009	29,459	$294	$367,788	$(164,937)	$(2,853)	$200,292

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended,
	May 31,	May 31,
	2009	2008
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(25,771)	$25
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	9,162	7,089
Amortization of intangible assets	1,977	2,537
Non-cash equity compensation	2,472	4,176
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	37,813	(22,945)
Inventories	26,035	(48,691)
Prepaid expenses and other current assets	1,896	279
Accounts payable	(35,477)	60,820
Employee compensation and benefits payable	(1,841)	(2,362)
Deferred revenue	(3,459)	(5,191)
Income taxes payable	39	130
Deferred income taxes	1	(72)
Other accrued liabilities	(3,669)	1,786
Net cash provided by (used in) operating activities	9,178	(2,419)

Cash flows from investing activities:
Investments in property, plant and equipment	(10,055)	(11,578)
Net cash used in investing activities	(10,055)	(11,578)

Cash flows from financing activities:
Repurchases of common shares	—	(3,103)
Proceeds from issuance of common shares	87	1,010
Net cash provided by (used in) financing activities	87	(2,093)
Change in cash and cash equivalents	(790)	(16,090)
Cash and cash equivalents at beginning of period	28,013	70,678
Cash and cash equivalents at end of period	$27,223	$54,588

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.              The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of modular enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We operate in two business segments: Networked Storage Solutions (“NSS”) and Storage Infrastructure (“SI”). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test and qualification systems, media write systems, cleaning and contamination control equipment and automation and factory control technology.

2.              Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2008 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 18, 2009.

3.              Equity compensation plans

The following table summarizes equity compensation expense related to share-based awards:

	Three months ended		Six months ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Equity compensation:
Cost of revenues	$162	$333	$427	$687
Research and development	317	639	827	1,347
Selling, general and administrative	463	1,004	1,218	2,142
Total equity compensation	942	1,976	2,472	4,176
Related income tax benefit	$172	$555	$441	$1,166

The Company’s share based awards primarily consist of Restricted Stock Units (“RSUs”). The Company also operates an Employee Share Purchase Plan for U.S. employees and a Sharesave option plan for U.K. employees. Prior to 2006 the Company’s share based awards were primarily in the form of share options. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 2,573 shares authorized for future grants under the plans. Option exercises are satisfied through the issue of new shares or where previously agreed with the trustee, through the transfer of shares from an employee benefit trust.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. Equity compensation expense relating to RSUs totaling $2,233 has been recorded in the six months ended May 31, 2009.  Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2008	1,168	$17.47	1.8
Granted	117	2.69
Vested	(273)	20.25
Cancelled/forfeited	(402)	17.01
Non-vested restricted stock units at May 31, 2009	610	$14.21	1.6
Non-vested restricted stock units expected to vest at May 31, 2009	563		1.4	$1,857

Share Option Activity

The Company has four plans under which employees were granted options to purchase Xyratex Ltd shares prior to 2006. Options exercised, canceled or forfeited under all of the Company’s share option plans, excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2008	1,592	$9.91	4.8	$193
Exercised	(6)	2.32
Forfeited	(264)	7.24
Outstanding at May 31, 2009	1,322	$10.58	4.4	$285
Exercisable at May 31, 2009	1,309	$10.51	4.4	$285

Exercise prices of option activity and options outstanding denominated in U.K. pounds have been converted to the U.S. dollar equivalent in the above table using the U.K. pound/U.S. dollar exchange rate as of each transaction date or period end date as appropriate.

Employee Stock Purchase Plan and Sharesave plan

44 shares were granted under the Employee Stock Purchase Plan in the six months ended May 31, 2009. There were no movements in options granted under the Sharesave plan in the six months ended May 31, 2009.

4.              Equity — Share Capital

Repurchases of Common Shares

On January 14, 2008 the Company commenced a share buy-back program. Under this program the Company purchased 392 shares at a total value of $6,116 between January and August 2008. As of May 31, 2009 the share buy-back program is suspended due to the Company’s intention to conserve cash balances as a result of uncertain macro economic environment.

5.              Net earnings per share

Basic net earnings per share for the three month periods ended May 31, 2009 and May 31, 2008 is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period. The effect of 53 and 27 common share equivalents was excluded from the diluted weighted average shares outstanding in the three and six month periods ended May 31, 2009, respectively, because their inclusion would be anti-dilutive due to the net loss recorded for the period.

	Common shares
	Three months ended		Six months ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Total weighted average common shares – basic	29,462	29,242	29,349	29,184
Dilutive effect of share options	—	522	—	468
Dilutive effect of restricted stock units	—	275	—	241
Total weighted average common shares – diluted	29,462	30,039	29,349	29,893

6.              Restructuring costs

On December 4, 2008 and March 26, 2009 the Company announced details of cost reduction programs in response to worsening market conditions resulting from upheaval in the financial credit markets. This included a compulsory headcount reduction program and the closure of certain Company locations, primarily supporting research and development. The Company reduced its overall employee numbers by approximately 11%. This program was substantially complete at May 31, 2009. At this date the costs of employee and lease terminations totaled $4,215. Of the $3,223 which related to employee terminations $2,454 was paid in the period and the remainder will be paid in the three months ended August 31, 2009. The cost of lease terminations amounted to $992 and related to leases which expire in 2010 and 2011. Of this amount $150 was paid in the period.

7.              Financial instruments

The Company’s principal financial instruments, other than derivatives, comprise short-term borrowings, cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

FAS 157-4 “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly” requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of May 31, 2009 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	May 31, 2009
	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—liability position	$2,310	$2,310

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

Other financial instruments including cash and cash equivalents are measured at cost which approximates fair value.

Forward foreign exchange contracts and options

The Company transacts business in U.S. dollars and in various other currencies. It manages its exposure to foreign currency exchange rate risk between the U.K. pound to the U.S. dollar and the Malaysian ringgit to the U.S. dollar through entering into forward exchange contracts and options. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature.

The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts

At November 30, 2008	41
Matured during the period	(22)
New contracts entered into during the period	18
At May 31, 2009	37

The fair value of derivative instruments and their location in the condensed consolidated balance sheet as of May 31, 2009 and November 30, 2008 were as follows:

Derivatives designated as hedging instruments:

	Balance Sheet Location	May 31, 2009	November 30, 2008

Asset derivatives	Foreign Currency Contracts	$—	$—
Liability derivatives	Foreign Currency Contracts	$(2,310)	$(13,266)

The effect of derivative instruments designated as cash flow hedges on the condensed consolidated statement of operations for the three months ended May 31, 2009 was as follows:

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized (1)	Gain (Loss) Reclassified (2)

Foreign exchange contracts	$(3,207)	$(7,542)

(1) Amount recognized in AOCI (effective portion).

(2) Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense.

Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that $3,531 of the remaining unrealized amounts in respect of foreign exchange contracts will be reclassified to earnings within the next twelve months. All of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next twenty one months.

In the event that the underlying forecasted transactions do not occur, or it becomes probable that they will not occur, the gain or loss on the related cash flow hedge will be reclassified from accumulated other comprehensive income (loss) to interest and other income, net on our condensed consolidated statement of operations at that time. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

The following table shows derivatives existing as of May 31, 2009 and November 30, 2008:

Derivatives between U.K. pound and U.S. dollar

	May 31,	November 30,
	2009	2008

Forward exchange contracts and options (notional value)	$71,207	$61,599
Average rate of contract	$1.70	$1.87
Period end rate	$1.60	$1.53
Maximum period of contracts (months)	18	12

Derivatives between Malaysian ringgit and U.S. dollar

	May 31,	November 30,
	2009	2008

Forward exchange contracts and options (notional value)	$11,300	$12,280
Average rate of contract	$0.29	$0.31
Period end rate	$0.28	$0.28
Maximum period of contracts (months)	10	7

8.              Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 73% of the total accounts receivable balance at May 31, 2009 and three customers represented 66% of the total accounts receivable balance at November 30, 2008. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the six months ended May 31, 2009 revenues from two customers represented 69% of total revenues and during the six months ended May 31, 2008, revenues from one customer represented 62% of total revenues. No other customer accounted for more than 10% of revenues.

9.              Intangible assets and impairment of long-lived assets

Identified intangible assets

Identified intangible asset balances are summarized as follows:

	May 31, 2009	November 30, 2008
Existing technology	$8,198	$11,693
Patents and core technology	10,800	11,887
Non-competition agreements	—	1,000
Order backlog	—	2,100
Supplier contracts	—	39
Assembled workforce	—	1,516
Customer relationships	4,300	4,629
	23,298	32,864
Accumulated amortization	(14,113)	(21,702)
	$9,185	$11,162

Fully amortized intangible assets with a recorded cost of $9,566 have been removed from the intangible assets register.

The impairment indicators that were present at November 30, 2008, being reduced demand from customers as a result of the deteriorating macro economic environment, continued to exist at May 31, 2009. As a result, the Company performed an impairment review of intangible and tangible long-lived assets. No impairment charge was required at May 31, 2009 as the forecasted undiscounted cash flows for each of the Company’s asset groupings exceeded the carrying value of the assets.

10.       Inventories

	May 31,	November 30,
	2009	2008

Finished goods	$26,662	$21,052
Work in progress	8,903	17,564
Raw materials	66,583	89,567
	$102,148	$128,183

11.       Income Taxes

At November 30, 2008 the Company recorded a valuation allowance of $29,466 against U.K. deferred tax assets. This valuation allowance related to U.K. tax losses, timing differences related to property, plant and equipment and other timing differences which are not expected to be utilized as a result of the current macro-economic situation, certain tax concessions in the U.K. and the tax structure of the overall Xyratex Ltd group.

The provision for income taxes for the three and six month periods ended May 31, 2009 is based on the Company’s current estimate of effective tax rates on U.S. income of 39%, the rate being based on a forecast of income before income taxes in the year ended November 30, 2009. U.K. losses or income are excluded from the effective rate calculation due to the recording of the valuation allowance in the 2008 fiscal year. The provision for income taxes for the three and six month periods ended May 31, 2008 was based on an effective tax rate of 11%. The difference between this rate and the UK statutory rate of 29% was primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

The provision for income taxes in the six months ended May 31, 2008 included an expense of $544 relating to the retranslation of U.K. deferred tax assets denominated in U.K. pounds.

With effect from December 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. As a result of the adoption of FIN 48, the Company recorded no additional unrecognized tax benefits. As of November 30, 2008, the Company had $9,417 of unrecognized tax benefits. If this asset were recognized approximately $7,912 would reduce income tax expense and $1,505 would have no impact due to the valuation allowance.

12.       Product warranty liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware.

The following table provides the changes in the product warranty accrual for the six months ended May 31, 2009:

Amount of liability
Balance at November 30, 2008:	$3,954
Accruals for warranties issued during the period	933
Settlements made during the period	(1,832)
Balance at May 31, 2009:	$3,055

13.       Segment Information

Description of segments.  The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—NSS and SI, each of which comprises a reportable segment.

Description of the Company’s segments:

NSS.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

SI.   Provision of high-performance, high density disk drive, process and test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit.

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2009	2008	2009	2008
Revenues:
Networked Storage Solutions	$184,257	$232,594	$349,982	$420,370
Storage Infrastructure	$10,482	$33,861	$28,642	$63,139
Total Segments	$194,739	$266,455	$378,624	$483,509

Gross profit:
Networked Storage Solutions	$23,469	$32,632	$41,858	$60,231
Storage Infrastructure	$1,892	$8,420	$4,660	$13,946
Total Segments	$25,361	$41,052	$46,518	$74,177
Equity Compensation (note 3)	$(162)	$(333)	$(427)	$(687)
Total	$25,199	$40,719	$46,091	$73,490

Depreciation and amortization:
Networked Storage Solutions	$3,496	$2,600	$6,802	$5,339
Storage Infrastructure	$1,492	$1,737	$2,950	$3,430
Total Segments	$4,988	$4,337	$9,752	$8,769
Corporate	$693	$425	$1,387	$857
Total	$5,681	$4,762	$11,139	$9,626

Total segments revenues represent revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: July 15, 2009	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer